UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road, P.O. Box 1488

Warrenville, Illinois 60555

REQUIRED INFORMATION

Navistar, Inc. (formerly known as International Truck and Engine Corporation) is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2009 and 2008, and for the year ended December 31, 2009, and the schedules as of December 31, 2009, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	Navistar, Inc. Plan Administrator

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Vice President and Controller
(Principal Accounting Officer)

June 28, 2010

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2009 AND 2008

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee

Navistar, Inc.

Participants and Administrator of Navistar, Inc. Retirement Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 and schedule of delinquent participant contributions for the year ended December 31, 2009 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

GRANT THORNTON LLP
Appleton, Wisconsin
June 28, 2010

Navistar, Inc. Retirement Accumulation Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2009	2008
Assets
Investment in Master Trust, at fair value	$478,749,536	$172,416,266
Participant loans	9,964,437	5,625,978

Total investments	488,713,973	178,042,244

Receivables
Participant contributions	1,953,339	1,172,615
Employer retirement contributions	4,320,699	3,444,090
Employer matching contributions	697,953	583,517

Total receivables	6,971,991	5,200,222

Net assets available for benefits, at fair value	495,685,964	183,242,466

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,702,828	5,314,233

NET ASSETS AVAILABLE FOR BENEFITS	$502,388,792	$188,556,699

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2009

Net income of Master Trust (Note C)	$82,267,133
Participant loan interest	469,867

Contributions
Participant contributions	27,828,719
Employer retirement contributions	15,440,197
Employer matching contributions	7,125,516
Rollovers from other qualified plans	1,337,760

Total contributions	51,732,192

Benefits paid to participants	(23,110,530)
Administrative expenses	(169,754)

Increase in net assets prior to transfers	111,188,908

Transfers from other qualified plans within Master Trust, net	365,690

Mergers into the Plan	202,277,495

NET INCREASE	313,832,093

Net assets available for benefits
Beginning of year	188,556,699

End of year	$502,388,792

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. Retirement Accumulation Plan (f/k/a International Truck and Engine Corporation Retirement Accumulation Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Navistar, Inc. (f/k/a International Truck and Engine Corporation) (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. Effective as of February 27, 2008, the Company’s name was changed from International Truck and Engine Corporation to Navistar, Inc. Also effective February 27, 2008, the Plan’s name was changed to Navistar, Inc. Retirement Accumulation Plan. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective January 1, 2007, eligible non-represented employees of Workhorse International Holding Company and certain of its wholly-owned subsidiaries (collectively “Workhorse”), an affiliate of the Company, began participating in the Plan. On October 1, 2009, the Workhorse International Holding Company Retirement Savings Plan, the plan previously covering the Workhorse non-represented employees, transferred the portion of its net assets related to those eligible employees and former employees of Workhorse who were not represented by a union into the Plan. Assets totaling $4,433,979 were merged with and into the Plan.

Effective July 1, 2009, the Navistar, Inc. 401(k) Retirement Savings Plan and the IC Bus, LLC 401(k) Plan merged with and into the Plan. Assets totaling $178,988,512 and $18,855,004, respectively, were transferred into the Plan.

Eligibility

Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.

Contributions

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. Those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan.

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible pretax compensation deferred by the participant. Certain Company affiliates may have a different match subject to their respective benefits policy. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age at the end of each calendar quarter.

Non-vested Company matching and retirement contributions are forfeited when a participant retires or terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $550,379 and $600,005, respectively. For the Plan year ended December 31, 2009, approximately $2,630,000 of forfeitures were used to offset Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

Investment Options

Participants direct the investment of their account balances and future contributions.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

Investment Options - Continued

Investment options during 2009 and 2008 consisted of funds classified as registered investment companies, common and collective funds, U.S. Government securities or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Most other administrative costs related to the Plan are paid directly by the Company. Beginning with the third quarter of 2009, participant accounts were assessed a quarterly record keeping fee of $6.50. Such fee will be reviewed yearly and may be adjusted upward or downward as appropriate.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

Vesting

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. In general, participants are 20% vested after one year of service; the vesting increases in 20% annual increments with participants being fully vested after five years of service. Different vesting schedules may apply to affiliated Companies participating in the Plan. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. For mandatory distributions prior to the participant attaining normal retirement age, for amounts greater than $1,000 (but not more than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly, then the Plan will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until no later than the April 1 of the calendar year following the year in which the participant attains age 70 1/2. Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a Required Minimum Distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a stable value fund and fixed income fund that are separately managed as part of the Navistar, Inc. Master Trust (f/k/a International Truck and Engine Corporation Defined Contribution Plans Master Trust) (the “Master Trust”). As required, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - Continued

Adoption of New Accounting Guidance

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly. The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance became effective prospectively for the Plan’s December 31, 2009 reporting period and did not materially impact the Plan’s financial statements or related disclosures.

In May 2009, new accounting and disclosure requirements for subsequent events were incorporated into U.S. generally accepted accounting principles. These requirements introduce new terminology, define a date through which management must evaluate subsequent events, and list the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial position date. Plan management has evaluated subsequent events through the date the financial statements were issued.

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source for all authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities issued for periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The Codification did not change GAAP and did not have a material impact on the Plan’s financial statements.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the codification.

In September 2009, the FASB issued amendments to the guidance for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments permit a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the accounting rules under GAAP for investment companies, including measurement of all or substantially all of the underlying investments of the investee. The amendments also require disclosures by major category of investment about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009. The adoption of the amendments did not have a material impact on the Plan’s financial statements but resulted in certain additional disclosures reflected in Note C.

In January 2010, The FASB issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets and liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules are effective for the Plan’s first fiscal year beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Plan does not expect the adoption of the disclosures will have a material impact on the Plan’s net assets or changes in net assets.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value,

•	Establishes a hierarchy of fair value measurement based upon the observability of inputs used to value assets and liabilities,

•	Requires consideration of nonperformance risk, and

•	Expands disclosures about the methods used to measure fair value

The guidance establishes a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•

Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

U.S. Government securities: Valued at the closing price reported on the active market on which the security is traded.

Wrapped bonds: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Common and collective funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

See Note C – Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2009 and 2008.

Participant loans: Valued at their outstanding balances, which approximate market value.

The following tables present the Plan’s non-Master Trust investments by level within the fair value hierarchy as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$9,964,437	$9,964,437

Total assets at fair value	$—	$—	$9,964,437	$9,964,437

2008	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$5,625,978	$5,625,978

Total assets at fair value	$—	$—	$5,625,978	$5,625,978

The following table includes a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$5,625,978
Net depreciation in fair value	—
Purchases, sales, issuances, and settlements (net)	4,338,459

Balance, end of year	$9,964,437

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Participant Withdrawals

As of December 31, 2009 and 2008, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

Transfers

Transfers between the Plan and the other plans participating in the Master Trust occur when a participant incurs a change in job status, or a job transfer to another affiliate, that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. During 2009, net transfers of $365,690 were transferred into the Plan for such changes from other plans within the Master Trust.

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2009 and 2008, calculated on a cash basis, are as follows:

	2009	2008
Navistar, Inc. 401(k) Retirement Savings Plan (f/k/a International Truck and Engine Corporation 401(k) Retirement Savings Plan)	0.00%	34.29%
Navistar, Inc. 401(k) Plan for Represented Employees (f/k/a International Truck and Engine Corporation 401(k) Plan for Represented Employees)	24.16	27.10
Navistar, Inc. Retirement Accumulation Plan (f/k/a International Truck and Engine Corporation Retirement Accumulation Plan)	75.84	35.52
IC Bus, LLC 401(k) Plan (f/k/a IC Corporation 401(k) Plan)	0.00	3.09

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2009	2008

U.S. Government securities	$525,293	$757,385
Wrapped bonds	—	317,095
Common and collective funds	354,550,555	287,410,588
Registered investment companies	258,788,401	180,497,157
Navistar common stock	16,367,356	10,851,600

Total investments, at fair value	630,231,605	479,833,825

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,886,725	20,547,914

Net investments	$640,118,330	$500,381,739

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2009, are summarized below:

Dividend and interest income
Common and collective funds	$1,500
Common stock	175
Registered investment companies	1,492,638

Total dividend and interest income	1,494,313

Net realized and unrealized appreciation in fair value of investments
Common and collective funds	40,095,400
Registered investment companies	63,138,440
Navistar common stock	9,911,229

Net appreciation in fair value of investments	113,145,069

Net investment income	$114,639,382

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total

U.S. Government securities	$525,293	$—	$—	$525,293
Common and collective funds
Cash equivalents (a)	—	6,301,377	—	6,301,377
Target date (b)	—	103,556,296	—	103,556,296
Index (c)	—	48,657,916	—	48,657,916
Fixed income (d)	—	196,034,966	—	196,034,966

Total common and collective funds	—	354,550,555	—	354,550,555
Registered investment companies
Equities
Multi Cap Value	52,905,045	—	—	52,905,045
Large Cap Value	22,826,685	—	—	22,826,685
Large Cap Growth	58,089,493	—	—	58,089,493
Small Cap Core	40,285,891	—	—	40,285,891
Mid Cap Growth	49,509,722	—	—	49,509,722
International Core	35,171,565	—	—	35,171,565

Total registered investment companies	258,788,401	—	—	258,788,401
Navistar common stock	16,367,356	—	—	16,367,356

Total assets at fair value	$275,681,050	$354,550,555	$—	$630,231,605

The common and collective trust funds do not have a readily determinable fair value and are valued at their December 31, 2009 net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a)	The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.
(b)	The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will gradually increase as time gets closer to each fund’s target date. Redemption from these funds is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both parties.
(c)	The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

(d)	The investment strategy of this category is (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

2008	Level 1	Level 2	Level 3	Total

U.S. Government securities	$757,385	$—	$—	$757,385
Wrapped bonds	—	317,095	—	317,095
Common and collective funds	—	287,410,588	—	287,410,588
Registered investment companies	180,497,157	—	—	180,497,157
Common stock	10,851,600	—	—	10,851,600

Total assets at fair value	$192,106,142	$287,727,683	$—	$479,833,825

NOTE D - CONTINGENCY

The Company failed to file its financial results for fiscal year 2005 with the Securities and Exchange Commission on a timely basis. Because of the delay, participants were not allowed to acquire additional shares of Navistar common stock through the 401(k) plans. However, participants were allowed to sell shares of Navistar common stock if they elected to do so. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1, 2006 through April 6, 2006, were notified by letter that the Company intended to have a rescission offer extended to them, and that they were not required to take any action with respect to the Navistar common stock at that time.

In conducting an analysis of the scope of the rescission offer, it was determined that the group of individuals covered by all 401(k) plans offered by the Plan Sponsor who actually suffered a “loss” on those shares of Navistar common stock purchased during the restricted period consisted of 127 individuals whose total loss was $47,875. Of this amount, losses among five individuals totaled $43,927. The de minimus nature of these losses significantly reduced the concerns that were the principal basis for the initial conclusion to conduct a rescission offer. A rescission offer was not conducted, but instead the Company made restorative payments, with interest, to the affected individuals’ 401(k) accounts during 2008.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE D - CONTINGENCY - Continued

Navistar appointed Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as the independent fiduciary of the respective Navistar common stock funds under the Plan. This action was taken to ensure that decisions regarding the availability of Navistar common stock as an investment option under the Plan are made by a fiduciary with no ties to Navistar. Fiduciary Counselors informed Navistar that, as a result of the uncertainty caused by the absence of audited financial statements, it had determined that the Navistar common stock investment option in the Plan will be closed to new purchases until further notice. Fiduciary Counselors had indicated that once Navistar issues up-to-date audited financial statements, it will review its decision and determine whether participants and beneficiaries in the Plan should once again have the opportunity to purchase Navistar common stock through the Plan.

With the filing of its fiscal 2007 annual report (Form 10-K) on May 28, 2008, the Company became current with its filing of its annual audited financial statements. In a letter dated September 2, 2008, Fiduciary Counselors notified all plan participants that the Navistar Stock Investment Option would be reopened to new investments beginning September 11, 2008.

NOTE E - TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE F - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar International Corporation stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

NOTE H - DELINQUENT PARTICIPANT CONTRIBUTIONS

During the plan year ended December 31, 2009, there was another deemed loan made to the Company when contributions and interest related to late participant contributions in 2009 were not remitted to the employee’s account maintained by the custodian in the time frame mandated by the DOL regulations. The Company remitted the contributions and accrued interest in early 2010.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net assets available for benefits per financial statements	$502,388,792	$188,556,699
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(6,702,828)	(5,314,233)

Net assets available for benefits per Form 5500	$495,685,964	$183,242,466

Investments in collective trusts are required to be reported at fair value on the Form 5500.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE I - RECONCILIATION TO FORM 5500 - Continued

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

Change in net assets per financial statements	$313,832,093
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	(6,702,828)
Prior year	5,314,233

Change in net assets of Plan per Form 5500	$312,443,498

SUPPLEMENTAL SCHEDULES

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Identity of issue	Description of investment	Cost**	Current value

*Various participants	Participant loans at interest rates of 4.25% to 10.50%		$9,964,437

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2009

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$26,320	$—	$—	$26,320	$—